Item 77C - Matters submitted to a vote of security holders


Results of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset
Emerging Markets Debt Fund Inc. was held on February 27,
2007, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of Directors

Nominees                   Votes For     Votes Withheld
Leslie H. Gelb             20,638,668      1,561,779
R. Jay Gerken              20,663,930      1,536,517
William R. Hutchinson      20,663,555      1,536,892

At April 30, 2007, in addition to Leslie H. Gelb, R. Jay Gerken and William R. Hutchinson, the Directors of the Fund were as follows:
Carol L. Colman
Daniel P. Cronin
Paolo M. Cucchi
Dr. Riordan Roett
Jeswald W. Salacuse